WYNNEFIELD CAPITAL, INC.

450 7TH AVENUE, SUITE 509
NEW YORK, NY 10123

TEL: (212) 760-0814
FAX: (212) 760-0824
www.wynnefieldcapital.com

NELSON OBUS (212) 760-0134
JOSHUA LANDES (212) 760-0814
MAX BATZER (212) 760-0330
PETER BLACK (212) 760-0742
STEPHEN ZELKOWICZ (212) 760-0278

September 29, 2008

VIA FEDERAL EXPRESS

Board of Directors
Nobel Learning Communities, Inc.
1615 West Chester Pike, Suite 200
West Chester, PA 19382
Attention: G. Lee Bohs, Secretary

Gentlemen:

As you know, Wynnefield Capital, Inc. and its affiliates (collectively, "Wynnefield") are significant shareholders of Nobel Learning Communities, Inc. ("Nobel" or the "Company"), currently holding approximately 12.5% of the outstanding common stock.

In connection with the recently announced offer by Knowledge Learning Corporation (the "Bidder") to acquire all of the outstanding shares of Nobel common stock, Wynnefield strongly encourages the Company to take the offer seriously and to commence a process in which the offer will be considered by a committee of independent directors (the "Committee"). The Committee should have the authority to retain independent financial and legal advisors to assist the Committee in evaluating the offer and considering other strategic alternatives for the sale of the Company, with the goal of maximizing shareholder value.

Wynnefield believes that the Company should take proactive steps by engaging in discussions with the Bidder, as well as considering other potential strategic and financial buyers in order to obtain the best possible price for the Company's shareholders. Nobel's shareholders deserve a strategic review process that is transparent, bona fide, fair and robust, and conducted in a manner designed to maximize shareholder value. Wynnefield would expect the Company to publicly communicate to its shareholders at the earliest appropriate moment the specifics of the process it has commenced, and to provide periodic updates as to the status of such proceedings.

We welcome the opportunity to discuss our concerns with the entire Board.

Very truly yours,

Nelson Obus
President